UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                     Rhodia
                                (Name of Issuer)


                                 Ordinary Shares
                         (Title of Class of Securities)


                                   762397107*
                                 (CUSIP NUMBER)

                                December 31, 2003
             (Date of Event Which Requires Filing of This Statement)


     CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

[]Rule 13d-1(b)
[]Rule 13d-1(c)
[X] Rule 13d-1(d)

         *This CUSIP number relates to American Depositary shares.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 762397107


-------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Credit Agricole S.A.
-------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

-------------------------------------------------------------------------------
3. SEC USE ONLY

-------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

France
-------------------------------------------------------------------------------

   NUMBER OF      5.  SOLE VOTING POWER

    SHARES        0
                  -------------------------------------------------------------
 BENEFICIALLY
                  6.  SHARED VOTING POWER
   OWNED BY
                  17,771,456
     EACH         -------------------------------------------------------------

   REPORTING     7.  SOLE DISPOSITIVE POWER

    PERSON        0
                  -------------------------------------------------------------

                  8.  SHARED DISPOSITIVE POWER

                  17,771,456
-------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,771,456(1)
-------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]
-------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.9%(2)
-------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
CO

--------------------
(1) Included in this figure are the securities reported by Credit Lyonnais S.A. on the following cover page.

(2) Included in this percentage is the percentage of securities reported by Credit Lyonnais S.A. on the following cover page. Calculated on the basis of 179,309,188 shares of Common Stock. Information available from FT Interactive Data as of February 10, 2004.

CUSIP NO. 762397107


-------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Credit Lyonnais S.A.
-------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

-------------------------------------------------------------------------------
3. SEC USE ONLY

-------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

France
-------------------------------------------------------------------------------
   NUMBER OF      5.  SOLE VOTING POWER

    SHARES        0
                  -------------------------------------------------------------
 BENEFICIALLY     6.  SHARED VOTING POWER

   OWNED BY       17,751,610
                  -------------------------------------------------------------
    EACH
                  7.  SOLE DISPOSITIVE POWER
  REPORTING
                  0
    PERSON        -------------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER

                  17,751,610
-------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,751,610
-------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]
-------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.9%(3)
-------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
CO

--------------------
(3) Calculated on the basis of 179,309,188 shares of Common Stock. Information available with FT Interactive Data as of February 10, 2004.

CUSIP NO. 762397107


                                  SCHEDULE 13G

ITEM 1 (a) Name of Issuer:

       Rhodia

ITEM 1 (b) Address of Issuer's Principal Executive Offices:

       26 quai Alphonse Le Gallo
       92100 Boulogne-Billancourt
       France

ITEM 2 (a) Name of Persons Filing:

         Credit Agricole S.A.
         Credit Lyonnais S.A.

ITEM 2 (b) Address of Principal Business Office or, if none, Residence:

     Credit Agricole S.A. has its principal business office at 91-93 boulevard Pasteur, 75015 Paris, France.
     Credit Lyonnais S.A. has its principal business office at 19, boulevard des Italiens, 75002 Paris, France.

ITEM 2 (c) Citizenship:

     See Item 4 of cover pages

ITEM 2 (d) Title of Class of Securities:

     Ordinary Shares, nominal value Euro l.0 per share

ITEM 2 (e) CUSIP NUMBER:

     762397107

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:

     (a) [] Broker or dealer registered under Section 15 of the Exchange Act;
     (b) [] Bank as defined in Section 3(a)(6) of the Exchange Act;
     (c) [] Insurance company as defined in Section 3(a)(19)of the Exchange Act;
     (d) [] Investment company registered under Section 8 of the Investment Company Act of 1940;
     (e) [] Investment adviser in accordance with Rule 13d-l(b)(1)(ii)(E);
     (f) [] Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);
     (g) [] Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
     (h) [] A savings association as defined in Section 3(b) of the Federal Deposit

CUSIP NO. 762397107
     Insurance Act;
     (i) [] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
     (j) [] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4  Ownership.

(a) Amount beneficially owned: See Item 9 of cover pages

(b) Percent of class: See Item 11 of cover pages

(c) Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote: See Item 5 of cover pages

     (ii)  shared power to vote or to direct the vote: See Item 6 of cover pages

     (iii) sole power to dispose of or to direct the disposition of: See Item 7 of cover pages

     (iv) shared power to dispose of or direct the disposition of: See Item 8 of cover pages

ITEM 5   Ownership of Five Percent or Less of a Class.

     Not Applicable

ITEM 6   Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not Applicable

ITEM 8   Identification and Classification of Members of the Group.

     See Exhibit I

ITEM 9   Notice of Dissolution of Group.

     Not Applicable

ITEM 10  Certification.

     Not Applicable

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10,2004


                                            CREDIT LYONNAIS S.A.

                                             /s/ Francis Canterini
                                            ------------------------------------
                                            Name:  Francis Canterini
                                            Title: Chief Financial Officer


                                            CREDIT AGRICOLE S.A.

                                             /s/ Eric Vandamme
                                            ------------------------------------
                                            Name:  Eric Vandamme
                                            Title: Head of Subsidiary and
                                            Investments of Credit Agricole S.A.

                                    Exhibits

Exhibit I   Identification and Classification of Members of the Group

Exhibit II  Joint Filing Agreement between Credit Lyonnais and Credit Agricole
            S.A.

                                   EXHIBIT I

           Identification and Classification of Members of the Group
           ---------------------------------------------------------

     Credit Lyonnais is a French societe anonyme with a registered office located at 19, boulevard des Italiens, 75002 Paris, France. It is registered with the Lyon Registry of Companies under number 954 509 741. Credit Lyonnais is 99.86% held by the Credit Agricole Group and controlled by Credit Agricole S.A., which holds 94.82% of Credit Lyonnais' shares.

     Credit Agricole S.A. is a French societe anonyme with a registered office located at 91-93 boulevard Pasteur, 75015 Paris, France. It is registered with the Paris Registry of Companies under number 784 608 416 and is the lead bank of the Credit Agricole Group.

                                    EXHIBIT II

                             JOINT FILING AGREEMENT
                                ---------------

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, nominal value EURO 1.0 per share, of Rhodia, and that this Agreement may be included as an Exhibit to such joint filing. The undersigned acknowledge that each is individually eligible to use the attached Schedule 13G, shall be responsible for the timely filing of the attached Schedule 13G and of any amendments thereto and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate, and that the attached 13G identifies each, contains the required information with regard to each and indicates that the attached
Schedule 13G is filed on behalf of each. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 10th day of February, 2004.

                                           CREDIT LYONNAIS S.A.

                                           /s/ Francis Canterini
                                           ------------------------
                                           Name:  Francis Canterini
                                           Title: Chief Financial Officer


                                           CREDIT AGRICOLE S.A.

                                           /s/ Eric Vandamme
                                           ------------------------
                                           Name:  Eric Vandamme
                                           Title: Head of Subsidiary and
                                           Investments of Credit Agricole S.A.